For period ending:	September 30, 1995	Sub ( Item 77Q1
File Number:		811( 6120

ADVISORY FEE STRUCTURE

BEA Associates serves as The First Israel Fund's investment adviser. As compensation for its advisory services, BEA receives from the Fund an annual fee calculated in the following manner:

1.30% of the Fund's average net assets invested in listed securities (including securities traded over-the-counter in the United States) and 2.00% of the amount invested in unlisted Israeli securities.